SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13D
                            (RULE 13d-101)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                           SUPERWIPES INC.
 (Formerly known as Summit National Consolidation Group, Inc.)
                          (Name of Issuer)


		Common Stock, par value $0.00967 per share
                    (Title of Class of Securities)


                            868581109
                          (CUSIP Number)



                           FRED FULD III
            		     3043 Clayton Road
			          Concord CA 94519
 			           (925) 686-9067
	   (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                          APRIL 12, 2005
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec.
240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box
[_].






---  -----------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)
      Fred Fuld III
---  -----------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]

(b) [_]

---  -----------------------------------------------------------
3     SEC USE ONLY

---  -----------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      PF
---  -----------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                             [_]
---  -----------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
------------------  --------------------------------------------
  NUMBER OF     7    SOLE VOTING POWER
    SHARES           745,000 shares of the common stock of the
Issuer
 BENEFICIALLY
   OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
------------------  --------------------------------------------
                8    SHARED VOTING POWER
                     None
------------------  --------------------------------------------
                9    SOLE DISPOSITIVE POWER
                     745,000 shares of the common stock of the
			 Issuer
------------------  --------------------------------------------
                10   SHARED DISPOSITIVE POWER
                     None



---  -----------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
      745,000 shares of the common stock of the Issuer
---  -----------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES [_]
      (SEE INSTRUCTIONS)
---  -----------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      100% of the common stock of the Issuer
---  -----------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
---  -----------------------------------------------------------





ITEM  1.  SECURITY  AND  ISSUER.

     This statement relates to the common stock of Superwipes
Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6565 Ulmerton
Road, Ste. 100, Largo FL 33771.

ITEM  2.  IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Fred Fuld III, an individual (the "Reporting Person"). The Reporting Person's business address is 3043 Clayton Road, Concord CA 94519. The Reporting Person is an information technology consultant in the education field.

     On April 12, 2005, the Reporting Person acquired 745,000 shares, constituting 100 percent of the issued and outstanding common stock of the Issuer, in the open market.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person used his personal funds in the amount of $1,798.99 as consideration for the purchase of the 745,000 common shares of the Issuer.

ITEM  4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired his interest in the Issuer solely for investment purposes. The Reporting Person may, at any time and from time to time, review or reconsider his position with respect to any of such matters, but has no present intention of doing so.

     Other than the completed stock purchase transactions described in Items 3 and 4, except as discussed below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     5. Any material change in the present capitalization or dividend policy of the Issuer;

     6. Any other material change in the Issuer's business or corporate structure;

     7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act;
          or

     10.  Any action similar to any of those enumerated above.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 745,000 shares of the common stock of the Issuer which constitute 100 percent of the outstanding shares of the common stock of the Issuer.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM  6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.







                              SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: April 12, 2005.


					/s/ Fred Fuld III


                          --------------------------------------
                                   Fred Fuld III